VIA EDGAR CORRESPONDENCE	October 30, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C.  20549

Re:	Continental Materials Corporation
File Number 1-3834
Form 10-K for Fiscal Year Ended January 3, 2009
Form 10-Q for the Fiscal Quarter Ended July 4, 2009

Dear Mr. O’Brien:

We are writing in response to your letter dated October 8, 2009, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009 and its Form 10-Q for the fiscal quarter ended July 4, 2009.

To facilitate your review of our response, we are including your comments in boldface and italics, followed by our response.  Please note that we intend to address all of the issues that are raised in all future filings with the Commission beginning with the Form 10-Q to be filed for the third quarter of 2009.

Form 10-K for the year ended January 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Revolving Credit and Term Loan Agreement, page 13

QUESTION 1. Considering the recent downturn in the economy and tightening of the credit markets, please revise, future filings, to disclose the specific covenants included in your new credit agreement for the revolving line of credit and the term loan, to the extent future non-compliance of any covenant in any of these agreements is reasonably likely.  Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts as well as show the specific computations used to arrive at the actual ratios with corresponding reconciliation to US GAAP amounts, if necessary.  We note your current disclosure discusses that the Company must maintain certain levels of tangible net worth and EBITDA or debt service coverage and certain ratios of consolidated debt to cash flow and adjusted EBITDA to interest expense but does not include the required amounts or ratios compared to actual amounts.  The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Your disclosure should also address the risks and potential consequences of not complying with your debt covenants.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE: The Company acknowledges your comments and will revise our future disclosures accordingly. Please note that in our disclosures included in our Form 10-K, we stated that the Company was in compliance with the terms and covenants of the credit agreement as of January 3, 2009 and also noted that the agreement in place at January 3, 2009 had been replaced with a new secured credit agreement with a new bank prior to filing the 2008 Report on Form 10-K. We agree that a more detailed discussion of our performance compared to the covenants is relevant, especially in light of our failure to meet certain covenants during 2008: however, including a detailed discussion regarding specific financial covenants and our cushion between the required ratios and the actual ratios as of January 3, 2009 for covenants that were no longer in effect at the time we filed the 2008 Form 10-K did not seem relevant to a reader. The financial covenants under the new secured credit agreement applicable to the fiscal quarter ending July 4, 2009, together with the actual ratios/amounts for that quarter, are set forth in the following table. Future filings will include a comparable discussion of the financial covenants, including both the required and actual ratios/amounts.

Financial Covenant	Required as of July 4, 2009	Actual as of July 4, 2009

Minimum tangible net worth	$32,000,000	$40,646,000

Minimum fixed charge coverage ratio	>1.30 to 1.00	2.42 to 1.00

Minimum adjusted EBITDA	$7,500,000	$9,466,000

Maximum adjusted cash flow leverage	2.75 to 1.00	1.32 to 1

Maximum capital expenditures	$3,500,000 (for full fiscal year)	$2,871,000 (12 months ended July 4, 2009)

Definitions under the new secured credit agreement are as follows:

•                  Tangible net worth is defined as net worth plus subordinated debt minus intangible assets (goodwill, intellectual property, prepaid expenses, deferred charges, etc.) minus all obligations owed to the Company or any of its subsidiaries by any affiliate or any or its subsidiaries and minus all loans owed by its officers, stockholders, subsidiaries or employees (Note: there are no loans owed by any of the referenced parties).

•                  The fixed charge coverage ratio is defined as (a) the adjusted EBITDA minus income taxes paid and capital expenditures divided by (b) the interest expense and scheduled principal payments for the prior 12 month period.

•                  The adjusted EBITDA is defined as net income plus interest, income taxes, depreciation, depletion and amortization plus other non-cash charges approved by the lender (for the second quarter this included the impairment charges recorded by Rocky Mountain Ready Mix in 2008 and 2009).

•                  The adjusted cash flow leverage is defined as total funded debt (less any cash provided in lieu of a Letter of Credit) divided by the adjusted EBITDA for the prior twelve months.

The Company is in the process of accumulating the information for the quarter ended October 3, 2009 and may be in non-compliance with the Minimum Adjusted EBITDA covenant. Non-compliance with the financial covenants in the new secured credit agreement would constitute an event of default under the agreement. Upon the occurrence of an event of default, the lenders may terminate their lending commitments, in whole or in part, declare all or any part of the Company’s borrowings to be due and payable, and/or require the Company to collateralize with cash any or all letter of credit provided by the lenders. Management has begun discussions with the lender to resolve this matter and expects to obtain a waiver of the non-compliance.

We will incorporate the guidance provided by Interpretive Release No. 33-8350 and Question 10 of the FAQ referred to in your comment when addressing this issue in future filings.

Critical Accounting Policies, page 20

Goodwill and Other Intangible Assets, page 20

QUESTION 2. We note your stock price has continued to decline from $16.00 in January 2009 to $10.00 current, and your market capitalization as of January 3, 2009 and July 4, 2009, was significantly less than total stockholders’ equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired.  We further note that you have recorded impairments on long-lived assets and goodwill for the RMRM business that was sold in July 2009 and updated your Goodwill policy in your Form 10-Q for the quarter ended July 4, 2009 to disclose that you performed an assessment of the realizability of the remaining goodwill in the concrete, aggregates, and construction supplies reporting unit at July 4, 2009 which resulted in no impairment.  You disclose that a decline of 10% of the fair value of the reporting unit may result in impairment.  Considering the above information and the decreases in sales and profits that your concrete reporting unit continues to experience, we suggest that you address the following, in future filings, to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of your asset balances:

RESPONSE As a starting point, we wish to make two observations: one with regard to our construction products business and the second with regard to non-business related factors affecting our stock price. The first is that our construction products business, our largest reporting unit, is cyclical. We can demonstrate that over the long term, changes in our stock price generally have moved in tandem with the fortunes of our construction businesses along the Front Range in Colorado. The profitability of those businesses is in turn generally dependent on the level of construction activity in that area. The second is that our stock is not widely held and trades infrequently, with the result that a small amount of trading activity may have a disproportionate short-term impact on our stock price that does not necessarily reflect changes in the value of the assets of our business.

We have been in the ready-mix concrete and construction aggregates business along the Front Range of Colorado since 1956, and our construction products business there (like the construction materials business in other parts of the country) has fluctuated with the level of local construction activity. Certainly, the current recession has a serious negative impact on construction activity. However, the current downturn is at least the fourth during our 53 years of operating this business. During this time, each recessionary period has been followed by periods of growth in which our levels of sales and profitability have ultimately exceeded the levels achieved in prior periods. Based on our prior experience, we believe that the current downturn is part of the normal cycle of the construction business, to be followed by a renewed period of growth. While we completed the disposition of our Denver ready-mix business (acquired in 2001) in July 2009, we still have the ready-mix and construction aggregates operations that serve Colorado Springs (owned since 1956) and Pueblo (acquired in 1996).  These operations have yielded substantial profits and returns on our investment over the long-term, and we expect that they will continue to do so.

The decline in our stock price cited in the comment letter (from $16 per share at the end of 2008 and to $10 at the date of your letter) needs to be viewed in historical context. The last down cycle in the construction business in Colorado occurred in the years 1988 through 1991, triggered by the excesses of the savings and loan industry. At one point in the fourth quarter of 1990, our stock price was $6.00 per share (equivalent to a current price of $3.00 per share after adjusting for the stock split during 1999). Our market capitalization at the end of 1990 was approximately $7,046,000, while our stockholders’ equity was $24,924,000 or over 3.5 times the market capitalization. This disparity was not an indication of impairment in the value of our business and assets. When business conditions improved, our construction materials business and the Company’s business as a whole enjoyed a very successful period that lasted for 15 years. Our Board of Directors, our principal shareholder and, we believe, many of our other shareholders take a long-term view in considering the performance of the Company and the value of its assets. We believe the valuation of our business assets should also reflect the same long-term perspective.

Apart from being affected by the cyclicality of our business, our stock price is influenced to an unusual degree by low “available float” and limited trading activity. As noted in our proxy statement dated May 7, 2009, there were 1,598,278 shares outstanding. The principal shareholder group (the Gidwitz family) owned 878,960 shares or 55.0%. Steel Partners II, L.P. owned 330,900 shares or 20.7% and Franklin Advisory Services, LLC owned 116,153 shares or 7.3%. Other officers and directors own another 23,010 or 1.4%. That leaves 249,255 shares or 15.6% in the hands of other shareholders—what we refer to as the “available float.” Given the limited available float, it is not unusual for there to be no trades in our stock for a week at a time or longer. When our stock does trade, the typical volume on any given day is less than 1,000 shares and often just a few hundred shares. According to reports that we receive from our stock specialist, the specialist is the counterparty in over 80% or more of the trades in our stock. All of these factors result in sharp volatility in the price of our stock whenever a shareholder wishes to sell or a prospective shareholder wishes to buy. It is not unusual for the price of our stock to increase or decrease by a dollar or more (which is a significant percentage) on a day where 100 or 200 shares are traded. As an example, on October 28, 2009, our stock price rose 95 cents (8.6%) to close at $12.00 per share on a volume of 100 shares.

Although there was a spike in trading activity in July of 2009, we believe this was an aberration, associated with a restructuring of Steel Partners (the 20.7% shareholder referred to above), an investment group.  It appears that those investors in Steel Partners who elected not to remain with the restructured Steel Partners entity were required to take in-kind distributions of their proportionate shares of Steel Partners’ investment assets. It also appears that many who received the in-kind distributions elected to sell the assets distributed to them, including stock in our company.  As a result of this selling activity, our share price dipped below $10.00 in July 2009. However, given the limited float and infrequent trading of our stock, we do not believe that decrease in our stock price was an indication of asset impairment, any more than the rise in our stock price to $13.25 per share in mid October indicated an increase in asset value since July. In summary, although we aknowledge it is data point relevant to many companies, we do not believe that our stock price is directly correlated to the value of our business assets.

In specific response to your letter:

•                  You disclose the fair values of the reporting units, for your SFAS 142 analysis, are calculated using a combination of discounted cash flows model and a market value approach.  Provide a description of all valuation methods and how they are specifically used to determine the fair value of your reporting units and discuss the material assumptions used in each valuation method.  Please provide us with a copy of your SFAS 142 analysis and explain the underlying reasons for the difference between your fair value calculations and your market capitalization.

RESPONSE: All of the goodwill and other intangible assets reflected on our balance sheet at the end of 2008 and in the first two quarters of 2009 are related to the Construction Materials industry segment. Specifically, all but $1,000,000 of the goodwill pertains to the Concrete, Aggregates and Construction Materials reporting unit. The Door reporting unit’s assets include $1,000,000 of goodwill.

Our annual measurement date under SFAS No. 142 is the end of each fiscal year. In connection with measurement, we engage the services of an independent investment-banking firm experienced in the construction materials business to assist us with the valuation of our Concrete, Aggregates and Construction Materials reporting unit. The investment-banking firm uses three different methods to estimate the value of this reporting unit. These are 1) a discounted cash flow (“DCF”) method, 2) comparable transactions method and 3) a comparison to public companies enterprise values. During interim periods, if an event occurs or circumstances change that would more likely than not reduce the fair value of this reporting unit below its carrying amount, we internally update the discounted cash flow model. The key assumptions in the DCF valuation are sales volumes, gross profit rate per unit or per sales dollar, discount rate and capital expenditures. The discount rate used in the DCF analysis takes into consideration both the time value of money and the investment risk. The comparable transactions method estimates value based on select transactions in the construction materials industry. This analysis typically excludes transactions that relate to companies much larger than ours. In the comparison to public companies, the analysis uses the enterprise values (equity value plus funded debt) of comparable construction materials companies to estimate the value of our business reporting unit. In both the comparable transaction and comparison to public companies method EBITDA multiples are used to estimate value.

Since our Door reporting unit is relatively small and, as noted above, the related goodwill is only $1,000,000, our SFAS 142 valuation for the Door reporting unit is performed internally. We apply a reasonable multiple to the historical EBITDA of the door reporting unit. At the end of 2008, we used a multiple of five times to estimate the value of the door business. We did not believe it was necessary to perform an impairment analysis in the first or second quarter of 2009 given the performance of the business and the absence of any other triggering event.

As part of our response to this comment letter, we will separately provide you with a written copy of our SFAS 142 analysis. We have explained within this response the underlying reasons for the difference between our fair value calculation and our market capitalization. However, we have not included a reconciliation of the fair value of our businesses to our market capitalization.  For the reasons cited above with regard to the trading characteristics of our stock and the cyclicality of the construction materials business, we do not believe that the market capitalization is an accurate reflection of the fair value of our business.

•                            You provide a 10% sensitivity to the fair value estimates and state in your Form 10-Q for the quarter ended July 4, 2009 that a decline of 10% of the fair value of any reporting unit may result in additional goodwill impairment.  Please revise future filings to provide investors with detailed explanations as to how the estimated fair values for each reporting unit continue to exceed their carrying values and disclose the percentage by which fair value exceeded carrying value for each reporting unit.  Refer to Sections 216, 501.02 and 501, 12.b.3 of the Financial Reporting Codification for guidance.

RESPONSE: Our comment referring to a decline of 10% of the fair value potentially resulting in additional goodwill impairment related only to the Concrete, Aggregates and Construction Supplies reporting unit. This was the only reporting unit that required reassessment in the second quarter of 2009 due to the sale of our Rocky Mountain Ready Mix subsidiary. As of January 3, 2009 and July 4, 2009, the fair value exceeded the carrying value of our reporting units as follows:

•                 Concrete, Aggregates and Construction Materials - approximately 28% at January 3, 2009 and 13% at July 4, 2009.

•                 Doors — approximately 60% as of January 3, 2009. This reporting unit was not reassessed subsequent to January 3, 2009, because, as explained above, there was no triggering event related to this reporting unit.

In future filings we will disclose whether the estimated fair values of our reporting units exceed their carrying values in a fashion similar to the above disclosure.

•                            Considering the above information, tell us whether or not any of the above factors lead to an interim impairment analysis under SFAS 144 for any of your reporting units.  As noted above, your concrete, aggregates and construction supplies segment has experienced significant declines in sales and profits and based on your disclosure in your Form 10-Q there is little headroom remaining between the fair value and carrying value of the reporting unit for SFAS 142 purposes.  We further note your heating and cooling segment has experienced declines in sales as a result of the slowdown in commercial building and yet this reporting unit represents 25% of total assets. Refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE: With regard to long-lived assets, we consider the guidance included in paragraph 8 of SFAS 144 with regard to certain events that may indicate that the carrying amount of a long-lived asset group may not be recoverable.

•                  Our concrete, aggregates and construction supplies reporting unit experienced significant declines in sales and profits during the second quarter. One of the events noted in paragraph 8 of SFAS No. 144 that would be considered a “triggering” event requiring a test for recoverability of a long lived asset group occurred therefore we revisited our analysis of recoverability of the long lived assets of this reporting unit. As noted in our disclosure in the Form 10-Q, the value of our concrete, aggregates and construction supplies reporting unit has declined from year end. However, even with the decline in the results of our operations which impacted the value of the business, our undiscounted cash flows remained sufficiently in excess of the net book value of our long lived assets. As a result, there was no impairment that needed to be recognized under SFAS No. 144 in the second quarter financial statements. The assumptions used in this assessment are consistent with our assumptions used in our FAS 142 goodwill analysis to determine the fair value of this reporting unit.

•                  Our heating and cooling reporting unit accounted for 25% of our total assets at January 3, 2009. However, the long-lived assets of this segment, consisting of substantially depreciated property, plant and equipment had a net book value of $3,550,000 (original cost was $24,040,000). This segment has no recorded goodwill or other intangible assets. Based on a recent appraisal the real estate (land and buildings) has a fair market value of approximately $7,500,000. The sales decline that we referred to is principally related to the fan coil product. Fan coils account for approximately 38% of total sales of this segment. We do not expect a significant change in the sales of furnaces or heaters. While this reporting unit was not profitable in 2007 and 2008, in part due to rapidly rising commodity prices, we expect that it will be profitable in 2009 due to stabilized commodity prices and cost cutting measures taken. This reporting unit has generated a significant positive cash flow thus far in 2009 and we expect a significant positive cash flow for the year as a whole.

•                  Except for the asset impairment charges we recorded in the fourth quarter of 2008 and the second quarter of 2009 related to Rocky Mountain Ready Mix Inc., none of our other businesses suffered asset impairments even under current market conditions.

Liabilities, page 21

QUESTION 3. You disclose throughout your document the impact certain liabilities have on your operations.  For example, you disclose that product liability claims contributed to your 2007 loss and margins improved in 2008 in your evaporative cooling segment as a result of lower workers compensation claims.  Please revise future filings, to provide a more detailed discussion of the estimates used to calculate your workers compensation, automobile and product liability provisions as well as a sensitivity analysis of each major assumption.  Please disclose any significant variances between actual results and your estimates and discuss how management manages the risk associated with these liabilities.

RESPONSE: We acknowledge your comment and will revise our future disclosures. As noted in our disclosure on page 21 of the 2008 Form 10-K, the Company purchases insurance coverage for workers’ compensation, general product and automobile liability, retaining certain levels of risk (self-insured portion). The Company discloses its insurance per incident deductibles and policy limits under Insurance Policies on pages 14 and 15 of the 2008 Form 10-K. Provision for workers’ compensation claims is established by Management based on the information provided by the independent third party administrator and periodic review of all outstanding claims. At year-end the Company compares its estimate to the amount estimated by independent expert who applies actuarial methodology to information provided by the Company’s independent claims administrator and adjusts the reserve as necessary. With regard to product liability, provisions for both claims and unasserted claims that would be covered under the self-insured portion of the policies are recorded in accordance with the requirements of SFAS No. 5 and are reviewed at least annually for revisions in estimates.” The provision for automobile claims is estimated based upon information provided by the Company’s independent claims administrator and the Company’s own experience. The number of automobile claims and the amounts involved ($83,000) are not material and Management does not believe further discussion or disclosure is warranted.

We will expand our disclosure in future filings as follows:

•                  With regard to the provision for workers compensation claims, we will add to our current disclosure the following: The Company’s independent claims administrator tracks all claims and assigns a liability to each individual claim based upon facts known at the time of estimation. In addition, Management periodically reviews each individual claim with both the third party claims administrator and legal counsel and the third party claims administer revises the estimated liability accordingly. The Company also retains an independent expert who applies actuarial methodology to the claims data to estimate the ultimate aggregate settlement amount of the claims using specific loss development factors based on the Company’s prior experience. The Company then establishes its reserve for workers’ compensation claims based upon the actuarial evaluation and Management’s knowledge of the outstanding claims.

•                  With regard to product liability claims, we will add that Management also incorporates information from discussions with legal counsel handling the individual claims.

The number of open workers compensation claims as of the fiscal 2008 year-end was 27 of which 16 were closed prior to the filing of the Form 10-K for 2008. Our reserve at January 3, 2009 was $1,900,000. As of the fiscal 2008 year-end the Company was aware of 13 incidents of pending or threatened product liability claims. Of these, the Company had only been sued in three of the occurrences by the date the Form 10-K was filed. Our reserve at January 3, 2009 was $750,000. Due to the relatively small number of actual claims outstanding as of year-end, Management does not believe that a sensitivity analysis would result in a material change to the recorded reserve for either category.

Management tracks changes to the incurred and paid amounts of individual workers compensation claims up to the date of final closure. In recent years, the net amounts that the claims have ultimately settled for have indicated that the reserve recorded by the Company has been sufficient.  Historically, there have not been many instances of significant variances between actual final settlements and our estimates regarding automobile and product liability claims.

In future filings, we will expand our disclosures regarding the calculations of these reserves as noted above and quantify the monetary impact if the change is significant enough to warrant mention as a cause for a change in our operating results.

Sales, page 21

QUESTION 4. You disclose that your sales are net of provisions for discounts, volume incentives, returns and allowances.  You disclose on page 15 of your Form 10-Q for the quarter ended July 4, 2009 that your selling and administration cost in your evaporative cooling segment increased as a result of increased co-op advertising and customer discounts.  For each period presented, please tell us and disclose in MD&A, in future filings, how much you have recorded in provisions for each of the sales incentives you provide and how these incentives have impacted operations.  Also tell us how you have considered EITF 01-09 with regard to the recognition, measurement and classification of each of these provisions.

RESPONSE: Let us first acknowledge we inadvertently included a statement in the Form 10-Q for the quarter ended July 4, 2009. Customer discounts are classified as a reduction to gross sales and therefore, should not have been included in the sentence referring to the increase in selling and administrative costs. Volume incentives are also recorded as reductions to gross sales. Commissions, co-op advertising, media advertising and a provision for uncollectible accounts receivable are classified as selling and administrative costs. The amounts expensed in the Evaporative Cooling Segment during the periods presented in the Form 10-Q for the period ending July4, 2009 were as follows:

2009	First Quarter	Second Quarter	Year-to-Date	2008
Volume incentive	$302,000	$355,000	$657,000	$728,000
Customer discounts	77,000	129,000	206,000	241,000
Amount recorded as a reduction to gross sales	$379,000	$484,000	$863,000	$969,000

Commissions	$249,000	$313,000	$562,000	$643,000
Co-op advertising	152,000	210,000	362,000	534,000
Media advertising	19,000	26,000	45,000	47,000
Provision for uncollectible receivables	23,000	31,000	54,000	34,000
Amount recorded as selling and admin exp.	$443,000	$580,000	$1,023,000	$1,258,000

2008	First Quarter	Second Quarter	Year-to-Date	2007
Volume incentive	$162,000	$282,000	$444,000	$678,000
Customer discounts	55,000	101,000	156,000	224,000
Amount recorded as a reduction to gross sales	$217,000	$383,000	$600,000	$902,000

Commissions	$149,000	$269,000	$418,000	$629,000
Co-op advertising	97,000	169,000	266,000	468,000
Media advertising	14,000	23,000	37,000	52,000
Provision for uncollectible receivables	23,000	28,000	51,000	33,000
Amount recorded as selling and admin exp.	$283,000	$489,000	$772,000	$1,182,000

For purposes of the following discussion, volume incentives, customer discounts and co-op advertising are “considerations” made available by the Company to our customers that come under the guidance provided in EITF 01-09 — Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.   The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.   The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

The volume incentives and customer discounts provided to our customers are presumed to be a reduction in the selling price of our products since they do not meet the criteria included in the guidance from EITF 01-09 noted above.  As a result, we record these items as a reduction of gross sales. For Co-op advertising, we require that our customers submit proof of both the advertisement and the cost of the advertising expenditure before we allow the deduction. The Company receives an identifiable benefit in the form of the advertising of its product and the value is verified by the copy of the bill submitted. Therefore, the amounts for co-op advertising meet the criteria included in EITF 01-09 and such amounts are recorded in selling and administrative expenses.

We have reviewed the guidance included in Issues 3, 4 and 5 of EITF 01-09 and those issues no not apply to the type of incentives offered to our customers. The only incentive offered that might be addressed by Issue 6 of EITF 01-09 is the volume incentive. This incentive is already classified as a reduction of gross sales however it is not paid out until the end of the “cooling season,” which is defined as October through September, after the volume of purchases have been established and the amount calculated. Throughout the year, a provision is recorded for volume incentives based upon the current program being offered and historical experience.

To the extent that changes in these expenses are a cause for variations in the overall comparison of selling and general expense between the periods discussed in MD&A, the Company will quantify the effect in all future filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 22

QUESTION 5. We note that cement and diesel fuel costs have negatively impacted margins in your concrete, aggregates and construction supplies segment and steel and copper prices increased your costs in the heating and cooling segment.  Considering the impact materials costs have on your margins, a discussion of commodity price risk management strategies appears appropriate.  Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure and your risk management strategies, including your price escalation clauses included some of your contracts and how you manage the risk when there are no escalation clauses in the contract.

RESPONSE: We will include a discussion of commodity price exposure with regard to key raw materials and our risk management strategy, if any, in MD&A in our future filings. None of our sales contracts contains price escalation clauses.

A draft disclosure for future filings follows: The Company is at risk related to certain commodities prices during the year. The commodities that are likely to have the most significant impact on our businesses are cement and diesel fuel in the construction materials operations and steel and copper in our HVAC businesses. There is no organized market or exchange where cement prices can be hedged. Our cement suppliers generally set their prices at the beginning of each year. In more robust times, cement suppliers have increased prices during the year. Competitive conditions in the ready mix concrete market in which we compete will largely determine how much we are able to increase prices to offset higher cement costs. With regard to diesel fuel we have on some occasions in the past entered into short term agreements with our diesel supplier to fix fuel prices for a limited period of time. We have not entered into any formal hedging transaction with regard to diesel or oil prices nor have we entered into any formal hedging arrangement with regard to steel prices. On one occasion in 2008 we entered into a hedging contract (fixed price swap) where we fixed the price of copper for a period of approximately 10 months on a stated amount of copper. We did not elect hedge accounting for this transaction. The overall effect of the fixed price swap transaction was insignificant. We are not currently a party to any hedging arrangement with regard to copper or any other commodity. The Company will continue to evaluate the potential benefits of hedging transactions (where available) and will weigh the potential benefits against the expense and potential accounting complexities involved.

Notes to Consolidated Financial Statements, page 28

Summary of Significant Accounting Policies, page 28

Inventories, page 29

QUESTION 6. We note that inventory accounted for approximately 25% of total assets at of January 3, 2009.  Given the recent economic environment and changes in commodity pricing, please revise, future filings, regarding the value of your inventory, and address the following:

•                  During 2008, cost of sales was significantly impacted by growth in raw material prices.  Your inventory policy should discuss the impact certain commodity prices and changes in these prices, such as prices for cement, steel and copper as well as diesel fuel costs, have had on your inventory balance.

•                  Your inventory turns decreased during 2008 from approximately 7.9 to 6.3 turns.  Given the impact that inventory has had on your liquidity, please revise your MD&A and liquidity section to explain the reasons for the changes in your inventory balance and any variances in the corresponding turnover ratio.

•                  In your Form 10-Q for the quarter ended July 4, 2009, you disclose that you had a decrease in inventory which “was a planned reduction from an unusually high level carried at the end of 2008.”  Please tell us and disclose in future filings, whether this “planned reduction” was a part of an inventory reduction initiative and if so, the impact it has had or will have on operations and liquidity and the extent current market conditions may result in further adjustments to your inventory value.

•                  Please expand your inventory policy to discuss the nature of the inventory that had reserves recorded during each period.  Quantify the amount of inventory that remains for the inventory items that have reserves allocated to them and discuss the facts and circumstances surrounding management’s determination of the amount of write downs recorded each period.

RESPONSE: We will revise future filings with regard to inventory disclosures to take into consideration the points you have made where we believe such comments are applicable and significant.

Upon further reflection, we believe our comment in the Form 10-Q for the second quarter of 2009 characterizing the level of inventory at the end of 2008 as “unusually high” may have raised undue concern. Inventories accounted for 25% of total assets at the end of 2008. Over the long term our year end inventories have accounted for 18% to 38% of our total assets. The long run average is 25.8%. So the inventory balance at the end of 2008 was not outside our typical experience. As one would expect, inventory balances tend to run higher at the beginning of a business downturn as manufacturers, like us, need some time to adjust inventory levels to sales demand. Also, we discussed in MD&A in the 2008 Form 10-K, that our evaporative cooling business purchased additional raw materials in expectation of increased evaporative cooler sales due to the principal competitor going out of business in the latter part of 2008.

At any point in time our two HVAC businesses account for most of the Company’s total inventory. For example, at the end of fiscal 2008, the inventory of the two HVAC businesses accounted for 78% of the total inventory. At the end of 2007, such inventory accounted for 76% of inventory. Steel prices and copper prices are principally relevant to the inventories of our two HVAC businesses. As disclosed in our Form 10-K, these two businesses use the LIFO costing method for inventory valuation purposes. The general effect of using LIFO is that the higher steel and copper prices are not reflected in the inventory carrying value. Those higher current costs are principally reflected in the cost of sales. Our prior MD&A discussions have referred to the impact on our operating results of such higher costs.

Cement and fuel are relevant to our construction materials business. These businesses use either FIFO or an average costing method for valuing inventories. These inventories turn over frequently and at any point in time the amount of cement or fuel inventory is not significant. For example, at the end of 2008 the total cement and fuel inventories, including balances at Rocky Mountain Ready Mix Inc. a business that we sold in July 2009, were $149,000 and $99,000, respectively. Combined cement and fuel accounted for 1% of total inventories at year end 2008.

You noted that our consolidated inventory turnover ratio decreased from 7.9 in 2007 to 6.3 in 2008. While the number is accurate we believe that the consolidated inventory turnover ratio is not particularly meaningful. Inventory turns in the construction materials business (cement, aggregates and fuel) are very high. Inventory turns in our HVAC businesses which are very seasonal are much lower. These businesses require a significant inventory investment in order to service our customers on a timely basis during the selling season. The inventory turnover ratio for our HVAC businesses for 2008 was 3.4 times compared to 3.9 times for 2007. We do not consider this to be an abnormal fluctuation. The reason for the lower turnover ratio in 2008 was the anticipated increase in evaporative cooler sales and lower than expected furnace sales during the fourth quarter of 2008 compared to 2007.

Our comment in the Form 10-Q for the second quarter of 2009 referring to a “planned reduction” referred to a typical seasonal reduction in evaporative cooler inventories. The end of June is near the end of the evaporative cooler selling season. Evaporative cooler inventories are almost always lower at the end of June, the traditional end of the cooling season, compared to inventory levels at the end of December. We will continue to strive to adjust all inventories to match current and or expected demand. We will discuss such inventory changes in our future filings as appropriate.

We believe that our inventory valuation reserves are not material. See Schedule H — Valuation and Qualifying Accounts and Reserves in the Company’s Form 10 — K for 2008. Inventory reserves were approximately 1% of the total inventory value. Due to the nature of our products obsolescence is not typically a significant exposure. Our HVAC businesses will from time to time contend with some slow-moving inventories. The recorded reserves are intended for such slow moving items. In future filings, we will discuss the impact of such reserves on our financial statements when such items are significant.

Item 9A. Controls and Procedures, page 40

QUESTION 7. With regard to your assessment of internal control over financial reporting at January 3, 2009, which resulted in the identification of a material weakness related to your inventory accounting in your heating and cooling segment, please revise future filings to quantify the amount of adjustment that was recorded during the third quarter.  To the extent material, MD&A and liquidity should discuss the impact this adjustment had on your margins, operating income, working capital, inventory turn ratio as well as your borrowing base to your credit agreement or any related covenants where inventory balances are required.  Further tell us if you were able to determine whether or not the adjustment related to previous quarters and if so, quantify the impact to each quarter of if subsequent adjustments have been made since third quarter 2008, please quantify and disclose in future filings.

RESPONSE: We had concluded that the amount of the physical inventory adjustment recorded in the third quarter of 2008 did not have a material impact on the gross margins, the gross margin percentage, working capital or inventory turn ratios. We estimated that of the total physical inventory adjustment of $633,000 at the end of the third quarter of 2008, approximately $180,000 related to the first quarter and approximately $220,000 related to the second quarter. After taking the related impact on incentive compensation and profit-sharing provisions into account, the effect on operating income was even less significant. We estimated that the net effect on operating income in each of the first and second quarters of 2008 was approximately $120,000 and therefore concluded that a restatement of the prior quarter results was not warranted. There were no adjustments made subsequent to the third quarter. At the end of the third quarter of 2008, while our revolving line of credit was collateralized by receivables and inventory the amount of allowable borrowings were not subject to a borrowing base calculation so the inventory adjustment had no effect on credit availability at the time. Our current financing arrangement also contains no covenants with regard to inventory balances. The inventory adjustment thus has no effect on credit availability under our current financing arrangement.

Form 10-Q for the quarter ended July 4, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 13

QUESTION 8. You disclose that you “expect” to be in compliance with your debt covenants.  Please tell us whether or not you were in compliance with your debt covenants at July 4, 2009 and revise future filings to provide an affirmative statement regarding your compliance with your debt covenants.

RESPONSE: The Company was in compliance with all debt covenants at July 4, 2009 and provided a letter to the bank certifying and warranting that this was true and correct as required by the new credit agreement. We will include a specific statement regarding our compliance with the debt covenants in all future filings.

QUESTION 9. We note that your operating income during the six months ending July 4, 2009 was primarily due to the gain on the sale of the land in Colorado Springs.  Your current disclosure regarding the terms of the agreement and the manner in which you recognized the gain is confusing.  Please tell us and disclose the terms of the agreement, how the gain on the land was calculated and reconcile the terms and the calculated gain back to what was recorded during 2008 and 2009.

RESPONSE: Toward the end of 2007, we received a letter from the City of Colorado Springs/Pikes Peak Regional Transportation Authority (the “City”) seeking to acquire the northern portion of our sand property in Colorado Springs for the proposed Milton E. Proby Expressway. The City’s initial offer, based on an appraisal, was $2,114,000. We did not agree with the appraised value based on purchases the City had made of nearby or adjacent properties. The City recommended and we agreed to enter into a Possession and Use Agreement (the “Agreement”). Under the Agreement, which was signed on December 17, 2008, the City received an irrevocable right to possess and use the property. In return the City agreed to pay $2,114,000, plus or minus tax prorations, at the closing. The City stipulated in the Agreement that the amount paid was 100% of the City’s determination of the fair market value of the land; however the City also agreed to continue negotiations with the Company to determine the final fair market value acknowledging that the final amount would not be less than the stipulated amount. The Company received $2,110,000 after tax prorations and recorded a gain of $1,947,000 after deducting the $163,000 cost basis of the property.

The Company and the City concluded their negotiations regarding the fair value in the second quarter of 2009 and agreed upon a total final price of $4,140,000, or $2,026,000 in excess of the amount previously paid. The Real Estate Purchase Agreement was signed on July 2, 2009 and the Company appropriately recorded the additional proceeds of $2,026,000 as a gain in the second quarter of 2009. The Company received the $2,026,000 in the latter part of July, 2009.

As consideration for the value of the real estate had already been exchanged as of year-end, the profit on the sale was determinable and collectability was not a factor. Furthermore, as of December 17, 2008, the City received the full risks and rewards of the land through the irrevocable possession and us agreement. After December 17, 2008, the Company had no further obligation or continuing involvement with the property such as preparing the land for sale; therefore, the earnings process was complete with regards to the original transaction. While there was a potential for additional consideration for the sale of the land in the future, such additional amounts were not determinable as of year-end. As a result, the additional proceeds were recorded when the final amount was determined. Prior to July 2, 2009, any amount would have been considered a gain contingency.

We will disclose the relevant and significant terms of the agreement following the form of our response above in all applicable future filings.

QUESTION 10. You disclose that operations in your concrete segment were negatively impacted by the shutdown of Pikeview Quarry.  We also note on page 18 your outlook for 2009 and that you are working with consultants to develop a plan for Pikeview.  Please tell us and disclose in future filings, the reasons that production was shutdown at Pikeview Quarry, quantify the impact of this shutdown, including loss of revenue and expenses incurred to resume production, during each period presented.  Further revise your liquidity section to discuss any capital expenditures that will be required to resume production at this location.

RESPONSE: The shutdown of the Pikeview Quarry is discussed in the Item 2, under the section on the operations of the Concrete, Aggregates and Construction Supplies Segment on page 14. As noted there, a landslide occurred in December 2008. The Colorado Division of Reclamation, Mining and Safety (DRMS) visited Pikeview and has ordered that the Pikeview Quarry be shut down until such time as the Company submits a new mining and reclamation plan. The DRMS has given the Company until May 13, 2010 to submit a revised plan. The plan is subject to the approval of the DRMS. Where possible we will quantify the impact that the shutdown of the Pikeview Quarry had on revenues and operating income in future filings. However because we have been able to shift some of the lost production to one or more of our other aggregate operations, such that an accurate calculation of the effect of the shutdown on our revenues and operating results would be difficult to substantiate.

At the dates of our filing of the 2008 Form 10-K, the filing of the Form 10-Q for the quarter ended July 4, 2009 and as of the date of this letter, no plan has not been developed. To date the Company has incurred $152,000 for a monitoring system to measure movement of the quarry walls. We are not certain of the amount, if any, of additional capital expenditures that may be required to resume production. We will revise our liquidity discussion to address this question in future filings and disclose any capital expenditures that will be required when we are able to determine what these costs will be.

The Company specifically acknowledges the following:

(1)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our responses contained herein adequately address your questions. Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,

Continental Materials Corporation

/s/ Joseph J. Sum

Joseph J. Sum
Chief Financial Officer

cc:	James G. Gidwitz
Mark S. Nichter